Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Mica Energies Corporation
8583 Irvine Center Drive, Suite 444
Irvine, CA 92618
https://micaenergies.com/

Up to $1,070,000.00 in Class B Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Mica Energies Corporation
Address: 8583 Irvine Center Drive, Suite 444, Irvine, CA 92618
State of Incorporation: CA
Date Incorporated: August 30, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Class B Common Stock
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $300.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives & Bonuses*</u>

Time-based

Invest within the first week and receive 3% bonus shares

Invest within 2 weeks and receive 2% bonus shares

Invest within 3 weeks and receive 1% bonus shares

Amount-based

$2,000+

Receive 4% bonus shares

$20,000 +

Receive 5% bonus shares

$50,000+

Receive 7% bonus shares

$100,000+

Receive 9% bonus shares

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Mica Energies Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $1.00 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares of Class B Common Stock for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Mica Energies Corporation ("Mica") ("Mica Energies") is a C-corporation organized under the laws of the State of California that deals in Far-Field Wireless Technology. Mica Energies is in the pre-revenue and prototype stages of development.

The Company is developing a process based on our patent-pending technology to harvest ambient energy for industrial and personal applications, wirelessly charging devices 24/7 regardless of location. We anticipate that this will be accomplished through the "Mica Chip" which initially can be licensed to cell phone, desktop computer, tablet, and game console manufacturers (OEMs). Later, the company plans to address residential power outage backup and charging EVs. We believe the licensing can be done on a worldwide basis.

The technology requires no transmitters or wall sockets and no FCC approvals. We believe this is the first true Far-Field wireless charging technology and expect to generate revenues within the first two years.

On July 17, 2022, Judah Ben-Hur, as assignor, assigned U.S. Provisional Patent Application No. 63323640 (System and Method for Capturing and Storing RF Energy) to Mica Energies Corporations, as assignee.

Competitors and Industry

<u>INDUSTRY</u>

By 2025, the total number of ioT devices worldwide will grow to over 75 billion and, according to Martech, this will be 125 billion in 2030. The worldwide wireless charging market that is expected to exceed $19 billion by 2028 and we believe Mica technology will be able to address much of these markets. More specifically, there are 1.4 billion new cell phones sold each year, 1.0 billion cell phone cases, and over 400 million laptops and tablets.

COMPETITORS

(1) Ossia - Near-Field charging up to 30 ft.

Ossia is challenging people's imagination about what is possible with wireless power. Ossia's flagship product, Cota, redefines wireless power by safely delivering remote, targeted energy to devices as far away as 30 feet without line of site. Built on Ossia's patented smart antenna technology, Cota automatically keeps multiple devices charged without any user intervention, enabling an efficient and truly wire-free, powered-up world that is always on and always ready.

Ossia has a post-money valuation in the range of $50M to $100M as of Jan 6, 2016, according to PrivCo.

Cota Real Wireless Power is currently being deployed in multiple customer applications, including as an asset tracker for the logistics and transportation industry in the US and has several consumer IoT products planned for early 2023. Ossia has more than 185 issued and allowed patents globally and over 250 active utility patent assets for its wireless power transfer system. The U.S. FCC approval is the latest official recognition of achievement for the company and its technology.

(2) WiTricity

WiTricity's technology allows wireless power transfer over distance via magnetic resonance. Alternating current (AC) electricity runs through an electromagnetic coil within a charging station to form an oscillating electromagnetic field. Another coil resonating at the same frequency captures the field's energy and a rectifier delivers direct current (DC) current to a battery management system. The technology works through various materials, such as stone, cement, asphalt, or wood, and has an energy conversion efficiency end-to-end above 90 percent, equivalent to plugging in. By 2013–2014, electric power output had reached 10 W for mobile devices, 6 kW for passenger vehicles, and 25 kW for fleets and buses. WiTricity's EV has charging rates from 3.6 to 11 kW, and the technology scales up to hundreds of kilowatts for heavy duty vehicles such as buses.

In 2020, WiTricity completed a $34 million round led by Stage 1 Ventures with additional participation by Air Waves Wireless Electricity and Mitsubishi subsidiary Mitsubishi Corporation (Americas).[18] The round was extended for an additional $18 million raised in January 2021; Tony Fadell was among the private investors and joined WiTricity's advisory board.

(3) WIBIOTIC: wireless charging of robots, aerial and underwater.

WiBotic transmitters use any available power source (AC or DC) to generate a high frequency wireless power signal. The signal travels through a cable to the Transmitter Antenna where it generates both electrical and magnetic fields. Antennas can be mounted vertically in a wall station, horizontally in a drone landing pad or in other orientations that make it easy for robots to "dock." Because the transmitter is sending wireless power and not a specific DC voltage large fleets of diverse robots can all charge from the same transmitter infrastructure.

WiBotic Inc., which makes wireless charging and power-optimization systems for robots, today said that it has obtained Series A funding of $5.7 million. The Seattle-based company said it plans to use the investment to hire more staffers, continue developing its technology, and reach new customers.

(4) E-peas: ambient energy harvesting, processing, and sensing solutions.

Developer of low-power microcontrollers designed to make devices energy autonomous. The company's microcontrollers serve as a one-stop shop for customers' energy harvesting requirements by offering ambient energy harvesting, processing, and sensing technologies that make the batteries of wireless devices last long, enabling customers to increase the lifetime of their batteries and eventually have access to hardware that powers indefinitely.

e-peas total Funding is$13.8M and latest funding size was $8.99M. Thet ime since last funding 2 years ago.

(5) Ubeam (Sonic Energy): beams energy wirelessly converting energy into ultrasonic sound waves

Sonic Energy was founded in 2011 by Meredith Perry. Sonic Energy won PennVention in April 2011 and demonstrated the first prototype of the technology at The Wall Street Journal's All Things Digital Conference, D9 in May 2011.

Sonic Energy has received $26 million in investment from venture capitalists and investors including

Andreessen Horowitz, Upfront Ventures, Founders Fund as well as billionaire Mark Cuban and former Yahoo! Inc. Chief Executive Marissa Mayer. Axios reported that Sonic Energy privately demonstrated a working prototype of the technology at the Upfront Summit on February 2, 2017. Sonic Energy publicly demonstrated wirelessly charging several iPhone 7s, Samsung Galaxy S7's, and LEDs simultaneously to USA Today, which was published on the front page of the newspaper on June 1, 2017.

By 2016, all Sonic Energy's original engineering team had left the company, with some engineers leaving before their stocks had vested. Also in 2016, the former VP of Engineering Paul Reynolds wrote a series of blog posts stating that Sonic Energy's technology did not work.

In November 2015, the company released technical specifications for its proposed system. Sonic Energy's system would transmit ultrasound at frequencies between 45 kHz - 75 kHz, with a sound intensity of 145 dB to 155 dB SPL, and it would use a phased array technique to direct the beam.

(6) Hevo Power: integrated wireless charging

HEVO provides a seamless, safe, and universal wireless charging solution for electric vehicles with its proprietary operating system and wireless power transfer technology. Equivalent to plug-in charging efficiencies, and offering a better user experience, the HEVO system is interoperable between vehicles and well-suited for commercial fleets, shared autonomous vehicles, city infrastructure, destination charging, and ultimately in-road dynamic charging. HEVO's customers include leading global brands in the energy, automotive, and charging industries. HEVO's patented system consists of advanced power electronics, operating software, network management, system communications, and market-leading safety mechanisms. HEVO is a key part of the broader multi-trillion dollar shared, electric, and autonomous mobility revolution.

$10M+ raised

•Company has previously raised over $10M in capital

•Wireless EV charging system meeting UL and SAE standards

•Tier 1 agreement paves way for software installation on thousands of EVs

•Robust IP portfolio featuring 21 patent families

•Successful pilots with major global auto and energy companies

•Efficient cost structure, significantly below all competitors

•Revenue projected to exceed $500M by 2022

(7) Powermat

Powermat products include both receivers (Rx) and Transmitters (Tx) for the mobile industry, consumers, and public venues. It licenses its technology, which enables compliance with the AirFuel (formally PMA) and the Qi standard. Has a software service system to allow venue owners to control and manage the wireless power network they had installed. It consists of charging spots and a gateway.

The company's technology is based upon Inductively Coupled Power Transfer. As the block diagram shows, within a Transmitter (Tx) - by varying the current in the primary induction coil - an alternating magnetic field is generated from within a charging spot. The receiver (Rx) is a second induction coil in the handheld device that takes power from the magnetic field and converts it back into electric current to charge the device battery. An additional part of the technology is the System Control Communication: Data over Coil (DoC) – the Rx sends feedback to Tx by changing the load seen by the Tx coil. The protocol is frequency based signaling, thus enables fast response of the transmitter. Each receiver is equipped with a unique ID (RxID), enabling the system, when installed in public venues, to recognize users and communicate with them. The RxID is communicated as part of the data over coil to the Tx.

(8) Energous: Near-Field charging up to 15 ft. from a transmitter

Energous Corporation (Nasdaq: WATT) is the global leader of Wireless Charging 2.0 technology. Its award-winning WattUp® solution is the only technology that supports both contact and distance charging through a fully compatible ecosystem. Built atop fast, efficient, and highly scalable RF-based charging technology, WattUp is positioned to offer improvements over older, first-generation coil-based charging technologies in power, efficiency, foreign device detection, freedom of movement and overall cost for consumer electronics, medical devices, retail, military, industrial/commercial IoT, automotive, military, retail, and industrial applications. Energous develops silicon-based wireless power transfer (WPT) technologies and customizable reference designs, and provides worldwide regulatory assistance, a reliable supply chain, quality assurance, and sales and technical support to global customers. The company received the world's first FCC Part 18 certification for at-a-distance wireless charging and has been awarded over 200 U.S. and international patents for its WattUp wireless charging technology to-date. Total Revenue is $827.689, 12/31/2021.

(9) Momentum Wireless Power: toll tag type tech for EV rapid charging stations.

Momentum Dynamics, which has been commercializing fully automated inductive (wireless) charging for electric vehicles (EVs) since 2014, announced today a major breakthrough with enormous implications for the EV industry: a wireless system that provides the ability to charge light-duty EVs at both high (5075kW) and low (7-22kW) power. This capability will enable automatic charging at-home or in-depot charging as well as the convenience of high-power opportunistic charging in public settings.

The breakthrough enables a highly efficient system of chargers that can provide energy to EVs in locations where there is limited power such as a home or office, but also at public charging locations where there is typically much higher power for faster charging. It is also important to consider that plugin chargers tend to suffer from low utilization, as low as 5% or less, and are often out of service. Wireless charging encourages more frequent charging when operated in public locations, and the economics are more favorable to install higher power chargers in public locations.

For delivery vans and trucks, it means that vehicles can wirelessly charge at low power at their garage, but also pick up a substantial range-extending supplemental charge while stopped for short times at a loading dock, along a commercial loading zone, at delivery points, or at convenience markets. This is likely to be especially important for delivery fleets and to postal fleets that run long suburban and rural routes. It is also the only reasonable solution to charging autonomous, self-driving EVs.

In real terms this means that a vehicle equipped with a Momentum charger can wirelessly and automatically charge in any location and make the best use of the available power. By contrast, other wireless chargers have been relegated to a sole use, e.g., charging only cars and only at low power, limiting their use to home garages, or in some cases, only heavy-duty vehicles at high power.

Their latest funding was raised on Apr 11, 2022, from a Debt Financing round. Momentum Dynamics is funded by Volvo Group Venture Capital. Momentum Dynamics has a post-money valuation in the range of $10M to $50M as of Dec 2, 2015, according to PrivCo.

(10) Pi Charging is changing course and changing names. It will now be known as Spansive

As Pi, the company had been working on a cone-shaped wireless charger that would sit on a desk and allow the user to charge devices placed within about 12 inches in any direction. It would require a case to work with existing devices, with the trade-off of not requiring the user to place their device directly on top of a charging pad. They showed this device at TechCrunch Disrupt SF in 2017, where the company won the Startup Battlefield competition.

After extensive user testing, co-founder John MacDonald says they heard two common complaints from testers. First, the cone charger, when surrounded by charging devices, took up too much space on tables and counters. Second, no one wanted to use a dedicated charging case in place of the brand name cases they already had. As built-in wireless protocols like Qi grew increasingly commonplace, the company came to realize its current approach wouldn't work.

"Qi is just not designed, even philosophically if you talk to people at the Qi standard, it's not focused on one foot, two feet of range." says MacDonald. "It's really focused on surfaces and areas rather than volumes."

MacDonald tells me that while they had let potential buyers sign up for an email list to claim a cone device later, the company never accepted money for pre-orders. According to Crunchbase, the company has raised more than $14 million from investors; MacDonald says those investors will maintain their stakes in Spansive, with the rebrand changing nothing about its cap table.

As a focus of its rebranding, the company will also be opening up to outside partners that might want to integrate the volumetric tech from Pi's cone charger into their own products, with wireless headphone makers mentioned as a potential example. MacDonald says the company has seen considerable interest from potential partners, so it will be a key part of the brand moving forward.

Though Pi — or, I should say now, Spansive — is dropping plans for its own cone charger, it's not dropping out of the consumer wireless charging space. It's working on a product that MacDonald says the company will announce this summer, focusing on charging multiple devices simultaneously without the need for a case, and on compatibility with Qi devices. Spansive also sent over this teaser-y render, which appears to show an iPhone (or a device with a similar antenna band) resting on top of a charging base.

Despite this competitive landscape, the Company currently believes there is no product such as PAC/MICA Chip on the market.

The closest technology available is nearfield charging. However, most nearfield charging technology has many drawbacks, such as:

•The need to come to a certain location, where a charging station is

•The need to wait if the charging station is busy

•The need to wait while the device is charging

Unlike the current generation of magnetic near-field wireless charging systems that require the cell phone or tablet to be in awfully close proximity to an inductive transmitter, far-field systems transmit radio waves which are collected and converted back to useable DC power by a receiver in the target device.

Most far-field systems operate in the 915-MHz ISM band which does not require licensing for users, but it does require that products comply with FCC regulations for non-interference with other devices using the band.

Current Stage and Roadmap

CURRENT STAGE

The Company is raising the funds needed to miniaturize its circuit and antenna technology into the Mica Chip. We believe, the company has already assembled the necessary technology team with the experience and knowledge to make this possible and has proven the ability to harvest energy at a distance.

Given the necessary funding, development work will be initiated, targeted toward the demo of a pre-production chip in late 2023. We have been in a stealth mode but now have applied for a patent on our technology to date.

FUTURE ROADMAP

The Company's efforts for the next few years will be focused on licensing its technology to major cell phone, protective case, laptop, and tablet manufacturers while simultaneously beginning the development of technology to charge the batteries in EVs, provide residential power back up and expand Mica Chip licensing into other IoT devices. The Company currently has no licensing agreements in place and has not started any negotiations for the licensing of its technology.

The Team

Officers and Directors

Name: Judah Ben Hur

Judah Ben Hur's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: November 21, 2021 - Present
  Responsibilities: Initiative-taking collaborator. Recommend a “team” for on-boarding who are determined to be a good fit. Recommend persons for the role of Advisor and/or for obtaining funding. Assist in the validation of the technology and assist with integrating into / presenting proposals for Venture Capitalists or other funding sources and is expected to assist in the design and implementation of the technology once funded. Financial and operational knowledge, as well as knowledge of regulations, policy, and procedures that affect the company. I am tasked with providing strong leadership for the company by working with the Board and other executives to establish short and long-term goals, plans and strategies. Responsible for guiding the entire workforce and managing budgets with properly allocated resources. Ensure departments meet their individual goals and are responsible for overall accountability to shareholders and the public. Encourage business investment from the community and function as the public face of the company. Have an entrepreneurial mindset and adapt quickly to changes in the marketplace. He receives no salary or added equity compensation from Mica Energies and equity compensation of 31.79%. Judah works 30 hours per week at Mica Energies.

- **Position:** Secretary of the Corporation
  Dates of Service: February 26, 2022 - Present
  Responsibilities: Board meetings: I plan and execute all Board of Director meetings and committee meetings, including strategic planning; creating agendas; inviting the appropriate attendees; reserving the meeting space and covering all possible logistical issues. Record Keeping: I am responsible for taking meeting minutes and for the substance and dissemination of them. I also implement all the board’s pronouncements. I retain and organize all the corporation’s significant documents as well as records. Advisor: I advise the Board of Directors on its goals and duties as well as the officers’ individual roles Trainer: When new board members are brought on to a corporation’s Board of Directors, I am tasked with overseeing their orientation, training, and briefings.

- **Position:** CTO
  Dates of Service: November 21, 2021 - Present
  Responsibilities: Responsible for design, analyses, modeling, and simulation of innovative antennas, and related structures to meet our RF Harvesting requirements. Proof of Concept/Prototype development. Interface with other Engineers, Scientists, and Technicians to coordinate subsystem tests. Generate subsystem and component specifications, test procedures, and documentation. Familiar with Electromagnetic modeling/simulation tools, Multiphysics, and analytical tools such as MATLAB and similar. Broad knowledge of antenna theory, antenna technology, and antenna manufacturing processes. My

knowledge base: Knowledge/experience in high peak-power antenna design (~UHF thru X-band, or higher). Experience with platform-conformal antenna techniques. Single/multi-band low profile antennas, waveguides, transmission lines. Antenna characterization, including near-field, far-field, and compact-range based methods. Testing to MIL-STD requirements. Electrically steered arrays and techniques. Custom design of microwave components such as transitions, polarizers, duplexers, filters, etc. Experience in meta-materials, frequency-selective surfaces, and/or reflect-arrays is a plus.

- **Position:** Director
  Dates of Service: August 27, 2018 - Present
  Responsibilities: Recruit, supervise, evaluate, and compensate management and executives. Provide direction for the business through a mission statement. Establish bylaws and a system of governing the business. Function as fiduciaries to protect the business assets and shareholder investments. Monitor and control business functions.

Other business experience in the past three years:

- **Employer:** Argos Funeral Services
  Title: Partner
  Dates of Service: August 03, 2015 - Present
  Responsibilities: Manage funeral home - work 30 hours per week for Argos and 30 hours per week for Mica Energies.

Name: Eric Thompson

Eric Thompson's current primary role is with W. T. Engineering, Inc. (d.b.a. W. T. Group, LLC). Eric Thompson currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: September 10, 2021 - Present
  Responsibilities: Management. No Salary; Equity: 25.25% Eric works 5 hours per week at Mica Energies.

- **Position:** Chairman of the Board
  Dates of Service: November 11, 2019 - Present
  Responsibilities: Attend Board Meetings and vote on decisions.

Other business experience in the past three years:

- **Employer:** W. T. Engineering, Inc. (d.b.a. W. T. Group, LLC)

Title: Director of Business Development
Dates of Service: November 18, 2020 - Present
Responsibilities: Responsible for development of Engineering business across multiple disciplines.

Other business experience in the past three years:

- **Employer:** Active Optical Holdings, Inc. (Subsidiary of WT Group)
  Title: President & Chairman of the Board
  Dates of Service: February 01, 2021 - Present
  Responsibilities: Responsible for day to day operations, sales, marketing, contract reviews, and growth for the company.

Other business experience in the past three years:

- **Employer:** Integra Design Group, LLC
  Title: Chief Operations Officer
  Dates of Service: April 20, 2018 - November 18, 2020
  Responsibilities: Responsible for day-to-day operations of the design and production drafting teams, sales, marketing.

Other business experience in the past three years:

- **Employer:** Mica Energies Corporation
  Title: Chairman of the Board
  Dates of Service: November 11, 2019 - February 07, 2022
  Responsibilities: Attend Board Meetings and vote on decisions.

Name: Dan Thomas

Dan Thomas's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer
  Dates of Service: August 27, 2018 - Present
  Responsibilities: Financial management. No salary; Equity: 24.59% Dan works 20 hours per week at Mica Energies.

- **Position:** Director
  Dates of Service: August 27, 2018 - Present
  Responsibilities: Attend Board Meetings and vote

Name: Tricia Quan

Tricia Quan's current primary role is with Q by Tricia. Tricia Quan currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Marketing Officer
  Dates of Service: September 20, 2020 - Present
  Responsibilities: Marketing Management. No salary. Equity: 8.27% Tricia works 5 hours per week at Mica Energies.

- **Position:** Director
  Dates of Service: September 20, 2021 - Present
  Responsibilities: Attend Board Meetings and vote

Other business experience in the past three years:

- **Employer:** Torrance Boulevard Law Center
  Title: Legal Assistant
  Dates of Service: March 03, 2010 - April 15, 2021
  Responsibilities: Assist on legal matters.

Other business experience in the past three years:

- **Employer:** Q by Tricia
  Title: Designer and President
  Dates of Service: January 01, 2008 - Present
  Responsibilities: Management, product designer and business generation.

Name: Richard Buck

Richard Buck's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Strategy Officer
  Dates of Service: September 15, 2021 - Present
  Responsibilities: Recommend and help implement directions for corporate strategy. No salary. Equity: 8.39% Richard works 35 hours per week at Mica Energies.

- **Position:** Director
  Dates of Service: September 15, 2021 - Present
  Responsibilities: Attend Board Meetings and vote

- **Position:** Chairman of the Board
  Dates of Service: March 07, 2022 - Present

Responsibilities: Call Board Meetings and preside at Board Meeting

Other business experience in the past three years:

- **Employer:** Progressive Business Insights, Inc.
  Title: CEO
  Dates of Service: January 01, 1986 - Present
  Responsibilities: Overall management

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Class B Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

We may never have an operational product or service
It is possible that there may never be an operational Mica Chip or that the product may never be licensed to manufacturers. Is it possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may

never be used to charge the batteries in devices.. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Mica Chip. Delays or cost overruns in the development of our Mica Chip and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
Mica Energies Corporation was formed on 00/00/000 DATE OF INCORPORATION. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely

fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Mica Energies Corporation ??? has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that the Mica Chip is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Eric Thompson (Chief Operating Officer) has Outstanding Federal Tax Liens from 2020 and 2021.
Eric Thompson has been engaged with a law firm in Florida to settle these tax liens with the IRS. The estimated offer for payment arrangement will be reached in Q3 of 2022. These personal debts were a result of the closure of a previous business and other legal proceedings.

Tricia Quan (Chief Marketing Officer) has an Outstanding State of California Tax Lien dated in 2021.
Tricia has filed paperwork to correct and lift the lien but is awaiting a response from the state of California. Tricia filed for a business license in the State of California, never used the license, and was charged for employees that had never been employed.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Judah Ben Hur	12,158,326	Class A Common Stock	31.79%
Eric Thompson	9,608,322	Class A Common Stock	25.25%
Dan Thomas	9,408,322	Class A Common Stock	24.59%

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 54,000,000 with a total of 38,250,000 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 6,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

What it means to be a minority holder

As a minority holder of Class B Common Stock in Mica Energies Corporation, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $50,000.00
  Number of Securities Sold: 50,000
  Use of proceeds: Data gathering equipment
  Date: March 06, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We believe we can operate the business without revenue generation for 1-2 years. Mica Energies has no product, facilities, or payroll. It can continue as long as funds are infused to cover the basic admin expenses identified. It has a commitment from a related party company to provide those funds for approximately 15 months, with extension probable if needed.

Foreseeable major expenses based on projections:

We believe we foresee the major expenses will be related to engineering costs for technology development. Mica Energies projects that it will raise the $1,070,000 in gross subscriptions. From this amount, StartEngine has fees/expenses to be paid from this amount, such as commission on sales, access to investor database, etc. Net proceeds are allocated to Engineering-only efforts to produce a pre-production working prototype. No salaries or other benefits will be provided to Mica Energies staff.

Future operational challenges:

Some future operational challeneges include being able to have sufficient funds to complete Mica Energies' technology development. In addition, some other operation challenges include obtaining contracts for manufacturing and pursuing licensing with any associated legal costs.

Future challenges related to capital resources:

Some future challenges we see related to capital resources are in regards to having appropiate funds ready to expend in order to broaden our actual product development line. Further, we'd need sufficient capital resources in order to address additional markets and expand.

Future milestones and events:

Some future milestones and events we foresee that may significantly impact the company financially or otherwise include stock buy backs, dividend payments, disuption if raw material supples through goepolitical unrest causing force majure.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 06/25/2022, the Company has capital resources available in the form of approximately $500 Cash on hand, with a commitment from a corporation owned by the spouse of Judah Ben-Hur, to make available the amounts identified in Section A for company continuance through the year 2024 (extendable by mutual agreement).

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

At present, the company is operating as a virtual space entity and does not require added operating funds. In order to establish a product for future revenue generation, the campaign funds are critical to initiation of the engineering phase for pre-production product development and demonstration. As of 06/25/2022, the Company has capital resources available in the form of approximately $500 Cash on hand, with a commitment from a corporation owned by the spouse of Judah Ben-Hur, to make available the amounts identified in Section A for company continuance through the year 2024 (extendable by mutual agreement).

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from the campaign are critical to the enhanced viability of the company. Campaign funds will account for 100% of the campaign funds raised if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company can operate for several years with raising the minimum offering amount, given the amounts identified regarding operational costs and use of funds raised to cover any expenses towards existing loan with Argos Funeral Services. However, we believe we can operate the business without revenue generation for 1-2 years. Mica Energies has no product, facilities, or payroll. It can continue as long as funds are infused to cover the basic admin expenses identified. It has a commitment from a related party company to provide those funds for approximately 15 months, with extension probable if needed.

How long will you be able to operate the company if you raise your maximum funding goal?

If the company raises the maximum funding goal, it believes that it will have a pre-production prototype, presentable for demonstration to major corporations. In addition, the company plans to use funds raised to cover any expenses towards existing loan with Argos Funeral Services. We believe, the company can operate indefinitely as either a virtual space entity or be the target of a corporate acquisition.

As of today, the company does not have a burn rate. Given the company raises the $1,070,000 subscription, less fees/expenses to StartEngine, such funds are allocated to Engineering and would increase the burn rate to almost all of funds raised. The company operates as a virtual state entity, no brick-n-mortar facilities and no payroll. The entire purpose of the initial campaign is to raise money to develop a working pre-production prototype to be displayed for “interested-parties” at a special “invitation-only” meeting in 2023 in Texas.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the company has contemplated additional funding derived from expansion of the SEC Reg(CF) campaign, to raise from > $1,070,000 to <= $5MM cap. With a presentable pre-production prototype, the company believes it may be able to secure technology partnerships with OEMs, deriving revenue from licensing. No concurrent funding solicitations are active or planned.

Indebtedness

- **Creditor:** Shareholders
  Amount Owed: $3,509.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2024

- **Creditor:** Argos Funeral Services
  Amount Owed: $10,100.00
  Interest Rate: 5.1%

Related Party Transactions

- **Name of Entity:** Argos Funeral Services

Names of 20% owners: Judah Ben Hur
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Provide operating capital of $10,100.
Material Terms: In 2022 prior to crowdfunding, any funds drawn will be taken from the credit line of notes payable to Argos Funeral Home at 5.1% interest.

Valuation

Pre-Money Valuation: $38,250,000.00

Valuation Details:

Mica Energies Corporation ("Mica Energies" or the "Company") determined its pre-money valuation based on an analysis of the following factors:

Industry & Market

The global consumer electronics market is projected to reach $755 billion by the end of 2022, and by 2027, the global wireless charging market is expected to reach $40 billion.* In 2022, the sum for the global smartphone, tablet, and laptop markets is well over half a trillion dollars* - and those are just the three most popular mobile devices on the market. Once adopted, we truly believe Mica Energies has the potential to revolutionize consumer electronics.

Comparable Competitors

The Company has several major competitors in the wireless charging market. Some of the top competitors in our industry include: Ossia, WiTricity, and Energous (market values of these companies are not publicly available). Ossia is an industry leader and the Company's primary competition in the wireless charging industry. WiTricity also owns significant market share and in 2020, WiTricity completed a $34 million round led by Stage 1 Ventures with additional participation by Air Waves Wireless Electricity and Mitsubishi subsidiary Mitsubishi Corporation (Americas). The round was extended for an additional $18 million raised in January 2021; Tony Fadell was among the private investors and joined WiTricity's advisory board. Energous is closest to size and development to Mica Energies. Energous received the world's first FCC Part 18 certification for at-a-distance wireless charging and has been awarded over 200 U.S. and international patents for its WattUp wireless charging technology to-date. Total Revenue for Energous $827.689, as of 12/31/2021.

Despite this competitive landscape, the Company currently believes there is no product such as PAC/MICA Chip on the market. The closest technology available is nearfield charging. However, most nearfield charging technology has many drawbacks, such as:

•The need to come to a certain location, where a charging station is

•The need to wait if the charging station is busy

•The need to wait while the device is charging

Unlike the current generation of magnetic near-field wireless charging systems that require the cell phone or tablet to be in awfully close proximity to an inductive transmitter, far-field systems transmit radio waves which are collected and converted back to useable DC power by a receiver in the target device.

Most far-field systems operate in the 915-MHz ISM band which does not require licensing for users, but it does require that products comply with FCC regulations for non-interference with other devices using the band.

Value of Company Intellectual Property

We believe Mica Energies maintains valuable intellectual property. How Mica Energies technology works is that an RF signal will be received by our receiving antenna and the RF signal will be converted to a DC voltage. The DC voltage will be stored on a holding (super) capacitor and will supply power to the integrated circuits/Battery. Smart battery managing software (adaptive) will be designed to interpret, optimize, and track performance of the RF charging system. To achieve a high RF-to-DC power conversion efficiency for RF energy harvesting, high gain and wideband antennas must be designed to increase the power density and harvest as much as possible the ambient RF energy. A rectifier circuit must be implemented to provide a high efficiency in RF-to-DC power conversion and support multiband for obtaining high DC power from various frequencies.

What we have designed is a power conversion circuit that can extract enough DC power from the incident electromagnetic waves for our passive multiband antenna to operate. A highly efficient passive power conversion circuit is needed which we designed. In a far field RF energy harvesting system, RF energy must be extracted from the air at exceptionally low power density since the propagation energy drops off rapidly as distance from the source is increased. Thus, we will extract from as many ambient RF sources as available in each topographical area. In free space, the electric field and power density drop off at the rate of, where is the distance from the radiating source. It is therefore critical that our power conversion circuit operate at exceptionally low receive power to achieve longer receiving operating distances. Rectification circuits were optimized to improve on the minimum power-threshold it takes for the system to operate. To overcome this power-threshold, the system required significantly more efficient circuit and system level design. Alternative solutions will be found to circumvent or diminish the "dead-zone" in voltage rectification and otherwise reduce the effective threshold voltage in standard CMOS rectifier designs.

The Company currently believes there is no product such as PAC/MICA Chip on the market.

Current Traction

While we are in the nascent stage as a company, Mica Energies has successfully built a prototype of our Mica RF-Harvesting Chip, which we believe proves our claim that energy can be harvested at a far greater distance compared to comparable companies. We are also in the process of securing a patent for our technology and charging methods. Currenlty, what we believe seperates us from other near/far-field tech is today Companies like Ossias rely on low powered transmitters to transmit their energy to their recievers. Essentially, these transmitters are creating another energy field in order to power. We believe, the problem with this is that the transmitter still needs to be plugged into a power source and we are developing a product that does not rely on transmitters.

Future Roadmap

As we grow and receive more funding, we believe we will be able to harness this technology in a more refined manner. We plan to have a private demo planned out for sometime next year (June or July 2023) to demonstrate our technology to interested companies. At this current pace, we anticipate commercialization by the end of next year (Q4, 2023).

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company only has two classes of Common securities outstanding.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *94.5% to repay loan from Argos Funeral Services*
  94.5%
  We will use 94.5% of minimum funds raised to cover any expenses towards existing loan.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  83.0%
  Miniaturization of technology into what will be the Mica Chip.

- *Working Capital*

11.5%
To cover day-to-day overhead like rent, legal fees, accounting fees, travel and other expenses and repayment of loan from Argos Funeral Services (1.0%+).

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://micaenergies.com/ (https://micaenergies.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/mica-energies

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Mica Energies Corporation

[See attached]

MICA ENERGIES CORPORATION

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
MICA Energies Corporation
Carson, California

We have reviewed the accompanying financial statements of MICA Energies Corporation (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

June 17, 2022
Los Angeles, California

MICA ENERGIES CORPORATION
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	1,018	$	21,131
Due from Related Parties		3,509		-
Total Current Assets		**4,527**		**21,131**
Total Assets	**$**	**4,527**	**$**	**21,131**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Total Liabilities		-		-
STOCKHOLDERS EQUITY				
Class A Common Stock		3,830		3,810
Class B Common Stock		-		-
Additional Paid in Capital		50,064		46,290
Retained Earnings/(Accumulated Deficit)		(49,367)		(28,969)
Total Stockholders' Equity		**4,527**		**21,131**
Total Liabilities and Stockholders' Equity	**$**	**4,527**	**$**	**21,131**

See accompanying notes to financial statements.

MICA ENERGIES CORPORATION

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
General and Administrative	19,399	27,884
Sales and Marketing	1,000	1,085
Total operating expenses	20,399	28,969
Operating Income/(Loss)	(20,399)	(28,969)
Interest Expense	-	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(20,399)	(28,969)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (20,399)**	**$ (28,969)**

See accompanying notes to financial statements.

MICA ENERGIES CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Class A Common Stock		Class B Common Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount			
Balance—December 31, 2019	-						
Issuance of Stock	38,100,000	$ 3,810			$ 46,290		50,100
Net income/(loss)						(28,969)	(28,969)
Balance—December 31, 2020	**38,100,000**	**3,810**	**-**	**-**	**46,290**	**$ (28,969)**	**$ 21,131**
Issuance of Stock	200,000	20	-	-	3,774		3,794
Net income/(loss)						(20,399)	(20,399)
Balance—December 31, 2021	**38,300,000**	**$ 3,830**	**-**	**$ -**	**$ 50,064**	**$ (49,367)**	**$ 4,527**

See accompanying notes to financial statements.

MICA ENERGIES CORPORATION
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(20,399)	$	(28,969)
Changes in operating assets and liabilities:				
Due from Related Parties		(3,509)		-
Net cash provided/(used) by operating activities		**(23,907)**		**(28,969)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Purchases of Intangible Assets		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		3,794		50,100
Net cash provided/(used) by financing activities		**3,794**		**50,100**
Change in Cash		(20,114)		21,131
Cash—beginning of year		21,131		-
Cash—end of year	**$**	**1,018**	**$**	**21,131**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

MICA Energies Corporation was incorporated on August 30, 2018, in the state of California. The financial statements of MICA Energies Corporation (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Carson, California.

Developer of innovative charging technology intended to resolve the environmental problem of unrestrained energy consumption. The Company's technology is focused on harvesting ambient radio frequencies from the environment for conversion to power to charge Internet of Things devices, to include smartphones, laptops, gaming consoles, drones, electrical vehicles, medical devices and sensors, residential uninterrupted power supply, thus enabling consumers to charge their various devices regardless of where they are geographically located.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Income Taxes

Mica Energies Corporation is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from the sale of its innovative charging technology services.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $1,000 and $1,085, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 17, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Class A Common Stock

The Company is authorized to issue 54,000,000 shares of Common Shares with a par value of $0.0001. As of December 31, 2021, and December 31, 2020, 38,300,000 and 38,100,000 class A Common Stock have been issued and are outstanding, respectively.

Class B Common Stock

The Company is authorized to issue 6,000,000 shares of Preferred Shares with a $0.0001 par value. As of December 31, 2021, and December 31, 2020, none of Class B Common Stock have been issued and are outstanding.

4. DEBT

As of December 31, 2021, the Company had no debt outstanding.

5. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(6,029)	$	(2,657)
Valuation Allowance		6,029		2,657
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(8,686)	$	(2,657)
Valuation Allowance		8,686		2,657
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets.

On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $29,108, and the Company had state net operating loss ("NOL") carryforwards of approximately $29,108. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

6. RELATED PARTY

During 2021, the Company approved an interest free loan on the period of two years to its shareholders comprised Board of Directors and Board of Advisors. This is verbal agreement. As of December 31, 2021, and December 31, 2020, outstanding balance of the amount due from the related parties is $3,509 and $0, respectively.

On February 1, 2022, the Company entered into a loan agreement with Argos Funeral Services (owner is a spouse of the Mica Energies Corporation's CEO) in the amount of $10,100. The loan bears an interest rate of 5.1% per annum and the note will be in twelve equal monthly installments of $864.1 starting on March 1, 2022.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through June 17, 2022, which is the date the financial statements were available to be issued.

On February 1, 2022, the Company entered into a loan agreement with Argos Funeral Services (owner is Maria Rodriguez, spouse of the Mica Energies Corporation's founder and the major shareholder) in the amount of $10,100. The loan bears an interest rate of 5.1% per annum and the note will be in twelve equal monthly installments of $864.1 starting on March 1, 2022.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $20,399, an operating cash flow loss of $23,907, and liquid assets in cash of $1,018, which less than a year's worth of cash reserves as of December 31, 2021.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Mica Energies

Smart Wireless Charging


Mica Energies
E-Harvesting
Wireless Technology That Everyone Can Use
*Images are computer-generated. The Mica Chip and other Mica Energies technologies are currently under development.

Website Irvine, CA TECHNOLOGY

Mica Energies' patent-pending technology can collect ambient radio frequency energy through a unique antenna technology, which can be able to charge any rechargeable battery from a distance and can be implemented across multiple billion-dollar verticals. Mica Energies is currently in the pre-revenue and prototype stages of development.

$0.00 raised

0 Investors	$38.3M Valuation
$1.00 Price per Share	$300.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Reasons to Invest

- Mica Energies is working to develop what we believe to be the first technology that will be able to charge cell phones, laptops, and tablets at all times, regardless of location.
- The global consumer electronics market is projected to reach $755 billion by the end of 2022, and by 2027, the global wireless charging market is expected to reach $40 billion.*
- We have successfully built a prototype of the Mica Chip and are in the process of securing a patent on our technology and charging methods.

*Market statistics provided by Statista & Allied Market Research (source, source)

Wireless Technology Everyone Can Use

At Mica Energies, we believe the era of wall chargers and wired charging is over. If our devices are meant to be mobile, then they shouldn't have to rely solely on wall charging. Our world is going wireless in every facet, so why shouldn't the way we charge our devices?


We believe the era of wall chargers and wired charging is over
Mica Energies is attempting to innovate Radio Frequency (RF) harvesting technology so consumers can be able to wirelessly charge their mobile devices regardless of their geographical location.

Mica Energies is attempting to innovate **Radio Frequency (RF) harvesting technology** so consumers can be able **to wirelessly charge** their mobile devices at any time regardless of their geographical location. Our smart wireless power technology can charge batteries through a unique antenna technology that can be **adaptable to all electronics** which use rechargeable batteries.

Mica Energies has successfully built a prototype of the Mica RF-Harvesting technology and is pre-revenue.

THE PROBLEM

Wired charging is holding back the true potential for mobile devices

Let's face it, **charging your mobile devices is tedious**. Wall chargers are easy to misplace, not to mention they take the *mobility* out of our *mobile* devices. Even with the advent of magsafe chargers, users still have to put their devices down while they charge.


Wall chargers take the mobility out of our mobile devices.

Unfortunately, despite living in a wireless time, nearly all of our mobile devices require wires for charging. **Low battery anxiety** dictates the pace at which millions of people live their lives. Rather than focusing on your work or device, many people constantly deal with the worry of a dying battery or a lack of a nearby electrical outlet.

Most modern day consumers are far too busy to be shackled by a wall charger, and consumer electronic companies need to align their products with that need.

THE SOLUTION

Harnessing the power of radio frequency to power your devices

We believe Mica Energies is developing a groundbreaking method to **charge your electronic devices from a distance**. What was once considered science fiction is now our reality. By using a Far-Field Communications (FFC) approach, our technology can extract radio frequencies from multiple existing sources, even cell towers, in order to charge users' mobile devices.


Introducing the Mica Chip
A technology that can use a Far-Field Communications (FFC) approach to charge your electronic devices from a distance.

**The above image is a stock photo. The Mica Chip and other Mica Energies technologies are in the prototype phase and are not currently available on the market.*

To achieve this monumental feat, we created **the Mica Chip**, a high-performance antenna and rectifying circuit. By tapping into the massive amount of ambient energy in our ether, the Mica Chip can pull from multiple energy sources and passively charge a user's mobile device. Each Mica Chip can contain a miniaturized circuit using the following system design:


META MATERIAL ENHANCED ANT
AUTOMAX TUNE FUNC
BAND SELECT FILTERS
MATCHING CKT
RECTIFIER CKT
MON & REG CKTS
DC OUT
MON OUT

**The product described above is a prototype circuit diagram. The Mica Chip and other Mica Energies technologies are in the prototype phase and are not currently available on the market.*

We anticipate that the Mica Chip will be able to work on **any device that has a rechargeable battery**. With our technology, customers will be able to go about their day without having to worry about the battery life of their electronic devices.



**The above video showcases a prototype of the Mica Chip. The Mica Chip and other Mica Energies technologies are in the prototype phase and are not currently available on the market.*

Mica Energies plans to fabricate and sell the Mica Chip, potentially licensing the technology to manufacturers (OEMs) who may be able to integrate it into new technology applications such as next-gen cell phone and laptop models.


The Mica Chip will be able to charge any device that has a rechargeable battery

**The Mica Chip and other Mica Energies technologies are in the prototype phase and are not currently available on the market.*

THE MARKET

The Mica Chip can cross multiple industry verticals

What sets Mica Energies apart from our competitors is the scale at which we plan to execute our product. While there are firms that are developing prototype chargers for Near-Field Charging, we endeavor to take this concept to the highest degree. With the Mica Chip, users can potentially be able to benefit from wireless charging no matter their location. We believe it's technology built for the open world.


While there are firms that are developing prototype chargers for Near-Field Charging, we endeavor to take this concept to the highest degree.
Technology built for the open world

In 2022, the sum for the global smartphone, tablet, and laptop markets is well over half a trillion dollars* - and those are just the three most popular mobile devices on the market. Once adopted, we truly believe Mica Energies has the potential to revolutionize consumer electronics.

*Information sourced from Statista, MarketResearch.com, & Grand View Research (source, source, source)

OUR TRACTION

Prototype developed and patent pending

While we are in the nascent stage as a company, Mica Energies has **successfully built a prototype** of our Mica RF-Harvesting Chip, which we believe proves our claim that energy can be harvested at a far greater distance compared to comparable companies.

We are also in the process of securing a patent for our technology and charging methods. As we grow and receive more funding, we will be able to harness this technology in a more refined manner.



Mica Energies has successfully built a prototype of the Mica Chip
As we grow and receive more funding, we will be able to harness this technology in a more refined manner

WHY INVEST

Mica Energies is charged to do the impossible

We believe Mica Energies isn't just an investment opportunity, it's a way to disrupt the status quo. We believe we have the tech, team, and tenacity to elevate consumer electronics in a way few companies ever have.

Join us on our journey to **revolutionize charging** and invest in Mica Energies today.



Join us on our journey to revolutionize charging and invest in Mica Energies today.

August 2018

Our company launches!

Mica Energies incorporated as a Calfornia C-Corporation

August 2018

Proof of Concept

Documents completed to show feasibility of harvesting ambient energy from the air at a distance.

October 2019

Prototype

Company demonstrates that energy can be pulled from the air at a distance using a circuit board, on/off button and light, not connected to any outlet.

February 2019

Mica Energies develops it's first business plan

Plan documented the size of the opportunity and the anticipated approach to the marketplace

March 2020

Company obtains seed capital

Initial outside investor

August 2021

Mica Energies establishes technology agreement

Mica signed a contract with Innowave as a technology partner

November 2021

Mica Energies establishes an Advisory Board

The Company established a four member advisory board which includes experienced technology, legal and human resources professionals.

February 2022

Mica signs contract with StartEngine

Company begins the process of raising capital through crowdfunding..

May 2022

AFWERX Challenge

We signed up for the AFWERX Challenge. AFWERX Challenge is a fast and efficient way to engage with the government. Led by the Department of the Air Force

July 2022

Initiation of raise on StartEngine

Anticipated start of offering

June 2023

Anticipated Pre-Production Prototype Demo in Dallas, Texas

Demonstration of Mica Chip charging a cell phone and laptop to an exclusive group of high level invitees.

July 2023

Anticipated Initiation of licensing program and chip production program

Further contacts with major cell phone, case, laptop and tablet manufacturer and finalization of production program.

In the Press

businesswire IssueWire

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Meet Our Team



Judah Ben Hur

CEO, CTO, Director, SOC

A serial technology entrepreneur, philosopher of science and autodidact. He is a lifelong technologist with a passion for new "out of the box" technologies.

Judah believes that by stretching our ideas and concepts we come upon fabulous opportunities that would never have been discovered had we not looked outside the lines.

He enjoys working with others in the immediate service of people or in forwarding ideas and activities that contribute to the improvement of society.

Judah can relate scientific knowledge to society in such a way that members of the public can make an informed decision about the relevance of scientific research and technology.

Columbia Pacific University, San Rafael, California, Degree program combined B.Sc. and M.Sc., Ph.D. Degrees in Physics, 1986

Judah Ben Hur is part time and works at Mica Energies 30 hours per week.



Eric Thompson

Chief Operating Officer, Director

National Level Organization Management, 11+ years experience in Outside Plant, Executive Level. Operational Responsibilities, experienced Business Developer & Client Relations Manager Decisive Communications Director of Organizational Development. Vice President of Engineering, Director of U.S. Engineering QualiSource, LLC, Owner / Founder AT&T, Fiber Designer Summit Broadband, Fiber Design Manager

Datacom & Electrical, Director of Design

Design Services, Fiber Design Manager Vice President of Engineering

Eric Thompson is Part time and works at Mica Energies 5 hours per week.



Dan Thomas

Chief Financial Officer, Director

XYZ Global LLC Business Systems Analyst / Affiliate Merchant & amp; Product Development Program Manager Bank of America Consultant, Vendor Technical Project Manager Merrill Lynch / Bank of America AVP Applications Development, Business Analyst Capital Markets Atlantic Coast Bank Vice President, Information Technology Crowley Maritime Corporation Project Manager, Developer, Business Analyst Citibank Universal Card Services AVP Application Development Technology Manager / Sr. Business Analyst B.S. University of North Carolina (Mathematics / Finance minor)

M.S. Florida State University (Statistics / Accounting minor)

Dan Thomas is Part time and works at Mica Energies 20 hours per week.



Tricia Quan

Chief Marketing Officer, Director

Q by Tricia, President/CEO, design consulting women's footwear LA Gear, Head Designer, women's and children's footwear Other design: Pacific Sunwear, Montrail (One Sport), HI-TEC Footwear, Ralph Lauren Footwear, JanSport, Candie's, Seychelles, Kelmo, Ruff Hewn Freelance Designer, logos and sales materials for tech, furniture and hospitality Retail experience (sales, merchandising, buyer, product management) ABS, Allen B, Pacific Sunwear, Will & Wag, owner Monkey Business Legal Assistant, California Notary Public B.S. Textiles & Clothing University of California, Davis MBA Pepperdine College Otis Parsons (Paris, France) Fashion Design

Tricia Quan is Part time and works at Mica Energies 5 hours per week.



Richard Buck

Chief Strategy Officer, Director, Chairman

Seasoned executive with experience in marketing, advertising, promotion and new products.

CEO of a marketing research firm that has helped over 150 clients ranging from startups thru sixteen of the Fortune 100 companies including Sprint/Nextel, Motorola, Verizon, Sage Telecom, Toyota,, Hughes, Ericsson, Apple Computer, ARCO and General Motors.

Previous experience: Manager of New Products & New Ventures with Frito-Lay, VP of major U.S. advertising agencies, Adjunct Professor University of Dallas Graduate School of Management, President DFW Chapter American Marketing Association, Most Valuable Member Dallas Ad League, triple-rated pilot USAF.

B.S. University of Michigan

Richard Buck is Part time and works at Mica Energies 35 hours per week.



David McLane

Board Advisor

Focus: corporate law, corporate finance and securities law, employee benefits law

Founder, McLane Law Firm

Partner, Gardere and Wynne LLP Law Firm

Attorney, Scheef & Stone LLP Law Firm

B.A., Southern Methodist University

LLB, Southern Methodist University School of Law

Member State Bar of Texas and Dallas Bar Association

Member Executive Board, SMU School of Law

Licensed by Supreme Court of State of Texas

Licensed to practice before United States Supreme Court

David McLean is an Advisor and only works as needed.



Roger Tremblay

Board Advisor

Founding Partner, PointClear Search, executive search firm

Senior Partner, Allen Austin Global Executive Search

Southwest Director, MNI (a Time Inc. company)

Principal Kelly/Tremblay & Co.

Publishing Director, Houston Life

Sales representative Texas Monthly, Media Networks, The Wall Street Journal, Sports Illustrated

Publisher, Chicago Magazine

Southwest Region Manager, Southern Living Magazine

BA & MA Advertising, Michigan State University

Alumni Service Award, M.S.U. Alumni Association

Mary Henry Award, Dallas Chapter of The Dream Foundation

Roger Tremblay is an Advisor and only works as needed.



Dr. Roman Ostroumov

Board Advisor

Extensive experience in new high-tech systems development.

Development of new devices and systems for the Department of Defense, Department of Energy, and NASA.

MBA specializing in general management and strategy, Western Governors University

Ph.D. in electrical engineering from UCLA

Masters of Science degree in applied mathematics and physics, Moscow Institute of Physics and Technology.

Dr. Roman Ostroumov is an advisor and only works as needed.



Farrukh Usmani

Board Advisor

Chief Technology Officer, Infinite Spectrum Solutions Inc.

Led the development and deployment of 5G mm wave Antenna, Automotive V2x.

VP Engineering, Airgain, patent portfolio, new technology and product road map

VP Engineering & Technology, Qualcomm, over 21 years of industry innovation and technology development

Bachelor of Engineering, NED University of Engineering & Technology

MSC Electrical Engineering, California State University - Northridge

Farrukh Usmani is an advisor and only works as needed.

Offering Summary

Company	Mica Energies Corporation
Corporate Address	8583 Irvine Center Drive, Suite 444, Irvine, CA 92618
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$300.00

Terms

Offering Type	Equity
Security Name	Class B Common Stock
Minimum Number of Shares Offered	10,000
Maximum Number of Shares Offered	1,070,000
Price per Share	$1.00
Pre-Money Valuation	$38,250,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-based

Invest within the first week and receive 3% bonus shares

Invest within 2 weeks and receive 2% bonus shares

Invest within 3 weeks and receive 1% bonus shares

Amount-based

$2,000+

Receive 4% bonus shares

$20,000 +

Receive 5% bonus shares

$50,000+

Receive 7% bonus shares

$100,000+

Receive 9% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Mica Energies Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $1.00 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares of Class B Common Stock for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Any expense labeled "Travel and Entertainment". Inter company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

"The world is more than we know,"

"Our planet has many secrets that are yet to be discovered," (pause)

"Ask yourself this question, (pause) how do you change an idea? (pause) well I will tell you how, (pause) With another, idea!

Hello, my name is Jackie

Nova, come with me, and I will tell you more about Mica Energies.

We hope to be one of the first companies with the vision and capabilities to provide people with Far-Field wireless charging that will allow devices to be continuously recharged 24/7, regardless of their location.

Our objective is to allow the consumer complete mobility and, in the process, to tap a multi-billion-doll opportunity.

It is no surprise that a vast number of people around the world struggle to keep a charge in the batteries that power their cell phones, laptops, tablets, and other devices.

Many energy harvesting companies have attempted to address this need with Near- Field charging solutions like USB, charging pads, device to device, and so on.

Some have offered Far-Field wireless charging, but their range is limited, and as a result most users still have a constant problem and concern with "running out of power" when they are "on-the-go".

Electromagnetics forms the foundation of modern electrical and electronic systems that we enjoy and take for granted today.

Many efforts and much progress have been made to improve power transfer efficiency.

We at Mica Energies have assembled a dynamic and enthusiastic leadership and engineering team, to develop and market this technology.

We are designing a technology to passively harvest some of this Radio Frequency Energy that exists everywhere.

The objective of our technology is to demonstrate that sufficient energy can be harvested from ambient rf energy from multiple RF sources without the need of transmitters.

Our engineering team has been developing the Mica rf harvesting Chip, utilizing our patent pending conversion circuit and our broadband Radio Frequency energy harvesting antenna.

During the coming months, we anticipate, finalizing product functional and design specifications, filing for additional patents on the technology developed, and initiating production and marketing/licensing of the technology to manufacturers, subscription-based services and the Department of Defense.

We hope to be one of the first in the market to have a truly passive wireless far-field charging device.

It comes down to choice, and that choice will be for you the consumer or investor to make.

We anticipate Mica Energies will offer a technology that everyone can use.

"We are not going to change the Laws of Physics; we are going to use them."

No Brag, just fact!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

RESTATED ARTICLES OF INCORPORATION
OF
MICA ENERGIES CORPORATION
a California corporation

The undersigned certify that:

1. They are the president and the secretary, respectively of Mica Energies Corporation, a California corporation, with California Entity Number 4190149.

2. The Articles of Incorporation of this corporation are amended and restated to read as follows:

I. NAME

The name of the corporation is Mica Energies Corporation.

II. PURPOSE

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business, or the practice of a profession permitted to be incorporated by the California Corporations Code.

III. STOCK

The corporation is authorized to issue 60,000,000 shares of capital stock, consisting of 54,000,000 of class A common stock (the "Class A Common Shares") with full voting rights and with a par value of $0.0001 per share and 6,000,000 shares of class B shares (the "Series B Shares") with no voting rights except as provided by law and a par value of $0.0001 per share.

I V. VOTING RIGHTS

Each holder of Class A Common Shares shall be entitled to one vote for each share of common stock standing in his, her or its name on the books of the Corporation.

V. PREFERENCES, PRIVILEGES, RESTRICTIONS

Except for the voting rights no other distinction shall exist between the shares of the corporation or the holders thereof.

VI. LIABILITY OF DIRECTORS

The liability of the Directors of the Corporation for monetary damages shall be limited to the fullest extent permissible under California law.

3. The foregoing amendment and restated Articles of Incorporation has been duly approved by the board of directors.

4. The foregoing amendment and restated Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, California Corporations Code. The total number of outstanding shares of the corporation is 33,445,000. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Dated: February 24, 2022

Judah Ben-Hur, President

Judah Ben-Hur, Secretary